Zhongpin Inc.
21 Changshe Road
Changge City, Henan Province
People’s Republic of China

June 26, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patrick Kuhn, Staff Accountant

Re:	Zhongpin Inc.
Item 4.01 Form 8-K
Filed June 11, 2008
File No. 001-33593

Dear Mr. Kuhn:

In response to the letter from the Securities and Exchange Commission, dated June 20, 2008, inquiring into the registration status of our new independent auditor BDO Guangdong Dahua Delu CPAs (“BDO Guangdong”) with the Public Accounting Oversight Board (“PCAOB”), we hereby attach a copy of the correspondence between BDO Guangdong and the PCAOB regarding its name change and PCAOB registration. It is our understanding that following the PCAOB’s receipt of the attached letter, a representative of the PCAOB spoke with BDO Guangdong and any issue regarding its good standing with the PCAOB has been resolved.

Should you have any further questions, please contact our counsel Eric M. Hellige of Pryor Cashman LLP at 212-326-0846.

Very truly yours,

ZHONGPIN INC.

By:	/s/ Zhu Xianfu
Name: Zhu Xianfu
Title: Chief Executive Officer

Enclosure